Filed Pursuant to Rule 433

Registration No. 333-155009

May 2, 2011

FINAL TERM SHEET Dated May 2, 2011 4.750% Notes due 2021

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Aggregate Principal Amount:	$1,500,000,000

Maturity Date:	May 5, 2021

Coupon:	4.750%

Interest Payment Dates:	Semi-annually on each May 5 and November 5, commencing November 5, 2011

Price to Public:	99.575% of principal amount

Benchmark Treasury:	3.625% due February 15, 2021

Benchmark Treasury Yield:	3.284%

Spread to Benchmark Treasury:	152 bps

Yield:	4.804%

Settlement Date (T+3):	May 5, 2011

CUSIP / ISIN:	02209SAL7 / US02209SAL79

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Joint Book-Running Managers:	Goldman, Sachs & Co. RBS Securities Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	Morgan Stanley & Co. Incorporated Santander Investment Securities Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. CastleOak Securities, L.P. Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, RBS Securities Inc. toll free at 1-866-884-2071 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.